(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-30326

CUSIP NUMBER 92908B 30 3

For Period Ended: January 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vsource, Inc.
Full Name of Registrant

Interactive Buyers Network International Ltd
Former Name if Applicable

7855 Ivanhoe Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Vsource, Inc. (the “Company”) is unable to file its annual report on Form 10-K (the “Form 10-K”) for the fiscal year ended January 31, 2005 (“Fiscal 2005”) within the prescribed time period (i.e. on or before the May 2, 2005 due date) without unreasonable effort or expense.

The Company expects, however, to file the Form 10-K on or before May 17, 2005 (i.e. on or before the fifteenth calendar day following the due date).

The Company requires the additional time because:

(i)	the Company needs to complete the preparation of its consolidated financial statements to reflect the effects of the exchange offer (the “Exchange Offer”) and related transactions consummated on November 22, 2004, which transactions were reported in detail in (a) the Company’s Exchange Offer and Consent Solicitation Circular, which was filed as an exhibit to the Company’s Schedule TO, filed with the Securities and Exchange Commission (the “SEC”), and (b) the Company’s Current Report on Form 8-K filed with the SEC on November 29, 2004; and

(ii)	the Company’s management consists only of two individuals, its Chief Executive Officer and General Counsel, assisted by an administrative assistant, and these limited resources impact the Company’s ability to gather the relevant data, complete disclosures and verify information to complete the Form 10-K and its year-end financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis M. Smith	843	597.4760
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the fourth quarter of Fiscal 2005, as a result of the Exchange Offer and related transactions, the Company disposed of its ownership interest in Vsource Asia Berhad (“Vsource Asia”), its former principal operating subsidiary. Consequently, the Company no longer provides business process outsourcing (“BPO”) services and has ceased operating any active business, apart from limited consulting services it provided to third parties and for which it received revenue in the amount of $254,000 during Fiscal 2005. Accordingly, the results of the BPO-related operations conducted by Vsource Asia will be classified as discontinued in the Form 10-K. In Fiscal 2005 and through the Exchange Offer, Vsource Asia generated $13.9 million in revenues or approximately 96% of the Company’s combined revenues.

Further, it is expected that the financial statements for the year ended January 31, 2005 included in the Form 10-K will show a gain on disposal of Vsource Asia in the amount of approximately $21.6 million.

Vsource, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 28, 2005	By	/s/ Dennis M. Smith
Name: Dennis M. Smith Title: Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)